04045588

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

SEC MAIL PROCESSING SECTION RECEIVED OCT 15 2004 WASH. D.C. 185

October 5, 2004

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

SUPPL

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Registration Statements / Prospectus for the Company's Non-Guaranteed Debentures
- Documents that have been made public, filed or distributed in Korea
- Press releases

PROCESSED
OCT 21 2004
THOMSON
FINANCIAL

Yours Sincerely,

Hyun Chun Jung
Senior Manager
Investor Relations Team

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

October 1, 2004

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from June to September, 2004

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
227th non-guaranteed Debenture of the amount of 100 Billion Won Issuance Date : July 2, 2004 Maturity Date : July 2, 2009 Interest Rate : 5 %	June 25, 2004
228th-1 non-guaranteed Debenture of the amount of 100 Billion Won Issuance Date : August 2, 2004 Maturity Date : August 2, 2007 Interest Rate : 5 %	July 26, 2004
228th-2 non-guaranteed Debenture of the amount of 150 Billion Won Issuance Date : August 2, 2004 Maturity Date : August 2, 2009 Interest Rate : 5 %	July 26, 2004
229th-1 non-guaranteed Debenture of the amount of 150 Billion Won Issuance Date : September 2, 2004 Maturity Date : September 2, 2009 Interest Rate : 4 %	August 25, 2004

Reports to KSE

Provision of Collateral from Related Company	June 25, 2004
Change in Shares for Major Shareholders	July 1, 2004
Equity Investment in Major Shareholder	July 23, 2004
Retirement of Shares	July 23, 2004
Guarantee of Debt Payment for Major Shareholder	July 30, 2004
Disposal of Equity Investment to Major Shareholder	August 10, 2004
Change in Shares for Major Shareholders	August 13, 2004
Investment of Natural Resource Development	August 18, 2004
Establishment of Overseas Corporation	August 27, 2004
Assignment of Assets to Major Shareholders	August 30, 2004
Completion of Capital Reduction	September 7, 2004
Disaffiliation of an Affiliated Company	September 8, 2004
Investment of Natural Resource Development	September 8, 2004

General Press Releases

News compilation of which the abstracts are translated into English	June ~ September 2004

82-3901

Reports to FSC

Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

227th Issuance of Non-guaranteed Debenture in the Amount of 100 Billion Won

1. Issuer: SK Corporation

2. CEO : Heon-cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: LG Investment Securities Co., Ltd.

4. Details of Subscription
   a. Commencement date of subscription: July 2, 2004
   b. Closing date of subscription: July 2, 2009
   c. Amount subscribed: 100,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Bridge Securities Co. Ltd. : 198, Euljiro 2ga, Junggu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Daewoo Securities Co. Ltd. : 34-3, Yoido-dong, Yongdeungpo-gu, Seoul
      - Hana Securities Co., Ltd. : 23-3 Yoido-dong, Yongdeungpo-gu, Seoul
      - LG Investment Securities Co., Ltd.: 20, Yoido-dong, Yongdeungpo-gu, Seoul

June 25, 2004
Heon-cheol Shin
President and CEO
SK Corporation

in the Amount of 100 Billion Won

1. Issuer: SK Corporation

2. CEO : Heon-cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Samsung Securities Co., Ltd.

4. Details of Subscription
   a. Commencement date of subscription: August 2, 2004
   b. Closing date of subscription: August 2, 2007
   c. Amount subscribed: 100,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Samsung Securities Co., Ltd.:
        6, Jongro 2ga, Jongro-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Daewoo Securities Co. Ltd. : 34-3, Yoido-dong, Yongdeungpo-gu, Seoul
      - Hana Securities Co., Ltd. : 23-3 Yoido-dong, Yongdeungpo-gu, Seoul
      - Bridge Securities Co. Ltd. : 198, Euljiro 2ga, Junggu, Seoul
      - Hankook Investment Securities Co., Ltd. : 27-1, Yoido-dong, Yongdeungpo-gu, Seoul

July 26, 2004
Heon-cheol Shin
President and CEO
SK Corporation

in the Amount of 100 Billion Won

1. Issuer: SK Corporation

2. CEO : Heon-cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Samsung Securities Co., Ltd.

4. Details of Subscription
   a. Commencement date of subscription: August 2, 2004
   b. Closing date of subscription: August 2, 2009
   c. Amount subscribed: 150,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Samsung Securities Co., Ltd.:
        6, Jongro 2ga, Jongro-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Daewoo Securities Co. Ltd. : 34-3, Yoido-dong, Yongdeungpo-gu, Seoul
      - Hana Securities Co., Ltd. : 23-3 Yoido-dong, Yongdeungpo-gu, Seoul
      - Bridge Securities Co. Ltd. : 198, Euljiro 2ga, Junggu, Seoul
      - Hankook Investment Securities Co., Ltd. : 27-1, Yoido-dong, Yongdeungpo-gu, Seoul

July 26, 2004
Heon-cheol Shin
President and CEO
SK Corporation

1. Issuer: SK Corporation

2. CEO : Heon-cheol Shin

   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Goodmorning Shinhan Securities Co., Ltd.

4. Details of Subscription
   a. Commencement date of subscription: September 2, 2004
   b. Closing date of subscription: September 2, 2009
   c. Amount subscribed: 150,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Samsung Securities Co., Ltd.:
        6, Jongro 2ga, Jongro-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Goodmorning Shinhan Securities Co., Ltd.:
        23-2 Yoido-dong, Yongdeungpo-gu, Seoul
      - Hana Securities Co., Ltd. : 23-3 Yoido-dong, Yongdeungpo-gu, Seoul
      - Bridge Securities Co. Ltd. : 198, Euljiro 2ga, Junggu, Seoul
      - Hankook Investment Securities Co., Ltd. : 27-1, Yoido-dong, Yongdeungpo-gu, Seoul
      - Daehan Investment Securities Co. Ltd. : 27-3, Yoido-dong, Yongdeungpo-gu, Seoul

August 25, 2004
Heon-cheol Shin
President and CEO
SK Corporation

File No.
82-3901

Reports to KSE

Public Notices to the Korea Stock Exchange

Provision of Collateral from Related Company

June 25, 2004

1. Name of collateral donor : SK Networks Ltd.
- relationship with the company : Affiliated company

2. Details of provision of collateral :
- date received : June 24, 2004
- bond issuer : SK Corp.
- collateral : 124 gas stations owned by SK Networks Ltd.
- period of collateral : starting from June 24, 2004
- maximum amount : KRW 210 billion
- collateral amount : KRW 252 billion
- total balance of collateral provision : KRW 915.3 billion

3. Decision date : June 24, 2004
- attendance of outside directors : present - 7
- attendance of auditors : present

Change in Shares for Major Shareholders

July 1, 2004

1. Name of company issued shares : SK Corporation

2. Total number of shares issued : 129,392,168
   A. Common shares : 127,383,822
   B. Preferred shares : 2,008,346

3. Total number of shares owned by major shareholders before the change : 22,377,426
   A. Common shares : 22,377,426 (last report date : May 20, 2004)

4. Details of changes :
   A. Name of shareholder : SK Life Insurance Ltd.
   B. Date of change : June 28, 2004
   C. Reason for change : selling at the stock market
   D. Number of shares before change : 609,000
   E. Number of shares sold : 4,000
   F. Number of shares after change : 605,000

5. Majority shareholders
   A. SKC&C : 10,954,127 shares / 8.47%
   B. SK Chemical : 4,165,826 shares / 3.22 %
   C. SK Engineering & Construction Co., Ltd : 4,305,527 shares / 3.33%
   D. Tae-won Chey : 762,464 shares / 0.59%
   E. Jeong-joon Yu : 2,000 shares
   F. Jae-won Chey : 596,132 shares / 0.46%
   G. Shin-won Chey : 37,000 shares / 0.03%
   H. SK Corp. : 943,400 shares / 0.73 %
   I. SK Life Insurance Ltd. : 605,000 shares / 0.47%
   J. So-young No : 1,950 shares

Equity Investment in Major Shareholder

July 23, 2004

1. Name of the Invested Company : K-Power Co., Ltd.
   A. Relationship with SK Corp. : Affiliated Company

2. Details of the Investment
   A. Date and Type of Investment :August 5, 2004
      - registered common shares : 3,893,500 shares
   B. Investment Amount (KRW) : 19,467,500,000 KRW
   C. Total Investment Amount in K-Power Co. Ltd.
   : 177,879,005,000 KRW
   D. Accumulated balance of equity investment for major shareholder concerned
   : 19,467,500,000 KRW
   E. Total Equity of SK Corp. (Dec. 2003) : 5,247,956,077,467 KRW
   F. Equity Ratio (D/E) : 0.37 %

3. Purpose of Investment
   - Capital contribution through participation in rights offering.

4. Decision Date (Date of Board Resolution) : July 22, 2004
   A. Attendance of Outside Directors : Present (6) Absent (1)
   B. Attendance of Auditors : Present

5. Applicability of Fair Trade Act : Yes

6. Others

- Auditors are the directors from Auditing Committee

Retirement of Shares

July 23, 2004

1. Number of shares to be retired : preferred shares - 100,000 shares

2. Total value of shares to be repurchased for retirement : 2,030,000,000 KRW

3. Current Price of shares to be purchased for retirement :
preferred shares - 20,300 KRW

4. Scheduled period of shares repurchase for retirement :
Starting from July 29, 2004 to September 10, 2004.

5. Securities firms designated to repurchase shares to be retired : SK Securities

6. Daily order limit and calculation base :
- Daily order limit : 10,000 shares per day

7. Date of board resolution : July 22, 2004
- attendance of outside directors : present (6) absent (1)
- attendance of auditors : present

8. Others:
- Total value of shares to be repurchased for retirement, KRW 2,030,000,000 can be changed by the actual purchasing price.
- Share retirement will be arranged following by the completion of repurchase of the preferred shares.

Guarantee of Debt Payment

for Major Shareholder

July 30, 2004

1. Name of Debtor : SK Energy Europe Limited
   A. Relationship with company : Overseas Affiliate Company

2. Details of guaranteed debt
   A. Date of guarantee : July 30, 2004
   B. Name of creditor : Standard Bank London Limited
   C. Contents of principal debts : Financial credit line
   D. Period of guarantee : July 30, 2004 ~ July 29, 2005
   E. Amount of Guarantee concerned (KRW) : 5,841,500,000 won
   F. Total balance of debt guarantee for SK Energy Europe (KRW) : 5,841,500,000 won
   G. Accumulated balance of debt payment guarantee for major shareholder concerned (KRW) : 5,841,500,000 won
   H. Total Equity of SK Corp. (Dec. 2003) : 5,247,956,078,000 won

3. Decision date : July 30, 2004

4. Others :
   A. 2-E Guaranteed debt is denominated in USD (USD 5,000,000). FX Rate for conversion is 1,168.30/USD (July 30th, 2004)
   B. The decision date is same as the agreement date

Disposal of Equity Investment to Major Shareholder

August 10, 2004

1. Accumulated balance of total investment amount in major shareholder concerned (KRW) : 6.5 billion won

- Total Equity (KRW) : 5,248,147,478,000 won
- Ratio to Total Equity (%) : 0.12

[Details]
- Name of the company for disposal : Enttro E&M Corp.
- Relationship with company : affiliate company
- Amount disposed (KRW) : 6.5 billion won
- Book Value for disposed stock or securities (KRW) : 5,229,044,000 won
- Disposal date : August 9, 2004

Change in Shares for Major Shareholders

August 13, 2004

1. Name of company issued shares : SK Corporation

2. Total number of shares issued : 129,413,668
   A. Common shares : 127,405,322
   B. Preferred shares : 2,008,346

3. Total number of shares owned by major shareholders before the change : 22,373,426
   A. Common shares : 22,373,426 (last report date : July 1, 2004)

4. Details of changes :
   A. Name of shareholder : Shin-won Chey
   B. Date of change : August 13, 2004
   C. Reason for change : selling at the stock market
   D. Number of shares before change : 37,000
   E. Number of shares after change : 0

5. Majority shareholders
   A. SKC&C : 10,954,127 shares / 8.47%
   B. SK Chemical : 4,165,826 shares / 3.22 %
   C. SK Engineering & Construction Co., Ltd : 4,305,527 shares / 3.33%
   D. Tae-won Chey : 762,464 shares / 0.59%
   E. Jung-joon Yu : 2,000 shares
   F. Jae-won Chey : 596,132 shares / 0.46%
   G. SK Corp. : 943,400 shares / 0.73 %
   H. SK Life Insurance Ltd. : 605,000 shares / 0.47%
   I. So-young No : 1,950 shares

Investment of Natural Resource Development

August 18, 2004

1. Title of resource development : Exploration and development of crude oil
2. Location of development : Brazil Campos C-M-61, C-M-101 Area
3. Size of natural resource development : C-M-101 Area: 712 ㎢
   C-M-61 Area : 484 ㎢
4. Development participants :
   A. C-M-101 Area : Devon (30%), Kerr-McGee(25%), Encana(25%), SK(20%)
   B. C-M-61 Area : Devon (40%), Kerr-McGee(33.33%), SK(26.67%)

5. Development Period :
   - Exploration period ; 6 years from the contract date ;
   - Development and production ; 27 years after beginning of commercial production

6. Decision date (date of board resolution) : August 17, 2004

7. Proposed action plan : Planning to conclude Concession Agreement before December 2004.

8. Others :
   A. The decision date is the date the participants won the bid for the area.

Establishment of Overseas Affiliate

August 27, 2004

1. Details of company to be established
   A. Name of Company : SK (China) Holding Co., Ltd.
   B. Nationality : China
   C. Name of representative : Jeong-joon Yu
   D. Paid-in capital (KRW) : 34,632,000,000 won
   E. Business areas : Energy, Petroleum, Bio-Science
   F. Location of head office : Beijing, China

2. Date to be established : October 15, 2004
3. Total investment in overseas affiliate (A+B+C) : 34,632 million won
   1. Paid-in capital at the end of the previous fiscal year : 644,905,840,000 won
   2. Ratio to paid-in capital (%) : 5.37

   A. Equity Investment (KRW) : 34,632 million won

4. Method of funding : own funds → 34,632 million won

5. Purpose of establishment : Establish holding company in China for SK Corp.'s affiliate business, such as Energy, Petroleum/Petrochem, Bio-science
6. Decision date : August 26, 2004
   A. Attendance of outside directors : present : 7
   B. Attendance of auditors : present

7. Total assets at the end of the previous fiscal year : 15,030,314,942,000 won

8. Others :
   A. 3-A Equity investment is denominated in USD (USD 30,000,000).
   FX Rate for conversion is 1,154.40/USD (August 26, 2004)

Assignment of Assets to Major Shareholders

August 30, 2004

1. Accumulated balance (KRW) : 1,918,668,823 won
   A. Total Equity (KRW) : 5,259,262,301,000 won
   B. Ratio to total equity (%) : 0.04 %

2. Others :
   A. Assigned asset is denominated in USD (USD 1,660,035.32)
   FX Rate for conversion is 1,155.80/USD (August 26, 2004)

[Details] Assignee : SK Networks Ltd.

1. Relationship with company : Affiliated company
2. Total amount of assignment (KRW) : 1,918,668,823 won
3. Assets to be assigned : Account receivable from SK Global Hong Kong Ltd.
4. Purpose of assignment : Dissolution of SK Global Hong Kong Ltd.
5. Value of assets (KRW) : 1,918,668,823 won
6. Decision date : August 27, 2004
7. Others :
   A. Outside accounting firms evaluated the asset value

Completion of Capital Reduction

September 7, 2004

1. Date of capital reduction : September 7, 2004.

2. Number of shares retired : preferred shares of 100,000

3. Total value of shares retired (KRW) : 2,186,523,500 won

4. Par value (KRW) : 5,000 won per share

5. Number of outstanding shares before share retirement
   A. Total number of outstanding shares : 129,435,168
      i. Common shares : 127,426,168
      ii. Preferred shares : 2,008,346

6. Number of outstanding shares after share retirement
   A. Total number of outstanding shares : 129,335,168
      i. Common shares : 127,426,822
      ii. Preferred shares : 1,908,346

7. Date or share retirement : September 7, 2004

8. Date of board resolution on share retirement : July 22, 2004

9. Others : Total value of shares retired doesn't include commission.

Disaffiliation of an Affiliated Company

September 8, 2004

1. Disaffiliated company
   A. Name of company : Amity Tankers Pte., Ltd.
   B. Name of representative : Poh Fu Tek
   C. Paid-in capital (KRW) : 187,046,400 won
   D. Business areas : ship owning / chartering

2. Investment amount disposed (KRW)
   A. Number of shares disposed : 160,000

3. Name of company group : SK

4. Number of affiliated companies :
   A. Before disaffiliation : 135
   B. After disaffiliation : 134

5. Total assets of affiliates (KRW)
   A. Before disaffiliation : 59,073,288,259,960 won
   B. After disaffiliation : 59,073,288,459,960 won

6. Reasons for disaffiliation : dissolution due to aggravation of business condition and asset disposal

7. Date : September 7, 2004

8. Others :
   A. Number of affiliated companies above includes overseas affiliated companies. (before: 55 domestic, 80 overseas → after: 55 domestic, 79 overseas)
   B. The total assets of affiliates above include the assets of 4,159 billion won from 8 under dissolution process overseas affiliated companies.

Investment of Natural Resource Development

September 8, 2004

1. Title of resource development : Exploration and development of petroleum

2. Location of development : Block 56 in east Amazon in Peru

3. Size of natural resource development : 585 ㎢

4. Participants :
   A. Pluspetrol (Argentina) : 27.2%
   B. Hunt Oil : 35.2%
   C. SK Corp. : 17.6%
   D. Tecpetrol (Argentina) : 10%
   E. Sonatrach (Algeria) : 10%

5. Development Period :
   A. First period : for 2 years after signing contract
   B. Second period : 3 years after the first period
   C. Third period : until the completion of the contract
      i. Contract period : Crude Oil 30 years, Gas 40 years

6. Decision date (date of board resolution) : September 7, 2004

7. Others :
   A. The decision date is the date we signed for the contract

File No.
82-3901

Press Releases

SK Corp. Chairman Chey Announces Plans to Jump Start Transformation Process for "New SK"

(June 2004)

Starting with the 51st anniversary of its foundation, SK Group vowed to enter a new era as "New SK."

On April 8, the day marking its anniversary, SK Corp. Chairman Tae Won Chey, SK Telecom Vice Chairman Jung Nam Cho, and other executives of SK Group gathered at SK Academy in Kyonggi Province to commemorate the founding of the group and to induct new plans for transforming it into "New SK."

During the event, the executives also paid respect to the founding chairman of SK Group, late Jong Gun Chey, and the second chairman, late Jong Hyon Chey.
"As we review the successes and failures of the past 50 years, we are at a point where we can restore our credibility in order to establish continuous growth and integrity," said Mr. Chey. "With 50 years of history that our predecessors have generated, let's make the 'New SK' that our society and the world can be proud of."

In order to pursue this new direction, Mr. Chey stated that the following three main objectives must be practiced:

Increase corporate value by continuously strengthening its competitiveness;
Increase involvement in corporate citizenship; and
Increase the value of employees

In addition, Mr. Chey stated that "First, we will strengthen the competitiveness internally, allowing us to increase the profit and maximize the value of the group. By doing so, we will be able to re-install our credibility and build foundations for our new direction. We must also establish an independent management that revolves around the board of directors."

"By practicing genuine 'ethical management' and corporate citizenship, let's become a group that supports our society and country, and earn love and respect from our customers and the society."

[02]

SK Corp. Plans to Spend 140 Billion Won to Upgrade Oil Refinery

(June 1, 2004)

SK Corp. will spend 140 billion won ($121 million) in the next three years to upgrade its plants to meet new rules on the amount of sulfur allowed in fuels sold in the country.

In 2006, South Korea plans to cut the sulfur content of gasoline to a maximum 50 parts per million from 130 parts per million and the sulfur content of diesel to 30 parts per million from 430, the environment ministry said last year.

SK Corp. has been upgrading its oil processing units since the second half of 2003 to meet the new rules, Jin Won Jang, vice president of the company's finance team, said at a briefing for investors in Singapore.

South Korea said the new rules would bring regulations in line with European and U.S. quality standards. The government will also impose stricter exhaust emission regulations starting in 2006 for cars using gasoline in efforts to reduce air pollution.

SK Corp.'s Booth Makes Big Splash at ENVEX 2004

(June 29, 2004)

SK Corp. has participated in the 26th International Exhibition of Environment Technologies (ENVEX 2004) which was held June 14-17 at the COEX Building in Seoul. Among the participants, SK Corp. had the biggest booth and most activities and through these two factors, the company was hugely successful in informing the attendees its environment protection efforts and advanced environment technology.

ENVEX 2004 is Korea's biggest environment technologies exhibition. Managed by the Korean Environmental Preservation Association and supported by the Ministry of Environment, Ministry of Commerce, Industry and Energy, Ministry of Science and Technology, Ministry of Foreign Affairs and Trade, and Seoul Metropolitan Government, it was attended by a total of 230 companies from Korea, the US, and Europe that posses environment technologies.

SK Corp. estimates that a total of 40,000 people, 10,000 per day, visited its booth during the 4-day exhibition. In addition, many potential domestic and international buyers stopped by the booth and expressed their interest in SK Corp.'s environment technologies, which include gasoline exhaust reduction equipment (DPF), nitrogen oxide reduction catalyst (SCR catalyst), and odor reduction technology.

SK Corp. Chairman and Kuwaiti Prime Minister Meet to Discuss Establishing Partnership

(August 3, 2004)

SK Corp. Chairman T.W. Chey met with the Kuwaiti Prime Minister Al-Sabah in Seoul on July 14 and discussed plans to establish a partnership involving crude oil. The prime minister was in Korea for a three-day official visit.

The two parties discussed secure ways to supply and procure crude oil in the midst of the international petroleum market turmoil due to the recent high gasoline prices and the war in Iraq.

IT strengthen SK Corp.'s position, Mr. Chey stressed to the Prime Minister Al-Sabah that SK Corp. is Korea's first petroleum company which was established in 1962 and that since then the company has led an uneventful relationship with Kuwait.

[05]

SK Corp. Find Gass in Equatorial Guinea

(September 23, 2004)

SK Corp. discovered natural gas off the coast of Equatorial Guinea in West Africa.

The companies found a gas and condensate layer, which is 260-feet deep, in an area known as Block D. The block is near the Alba field, where Marathon Oil Corp. began producing oil and gas in 1991.

Marathon Oil Corp. has an 84.6 percent stake in the area and SK Corp. has 9.4 percent. The Equatorial Guinea government has the remaining 6 percent.

SK Corp. has stakes in 17 crude oil and gas development projects in 11 countries, including Yemen, Vietnam, Peru and Egypt.

SK Corp. Finds Oil in Brazilian Field ; Shares Rise
(September 30, 2004)

SK Corp. discovered oil at a field offshore Brazil. Shares of the company surged to their biggest gain in four months.

SK Corp. shares rose as much as 3,300 won, or 6.5 percent, to 54,500 won. That was the biggest one-day gain since May 27. Exploration drilling found layers containing oil in a field known as the BM-C-8 block, off Brazil, SK told the stock exchange. The refiner, which has Asia's single largest refinery, said it needs to drill further next year to determine the oil reserves.

SK Corp. owns 40 percent of the exploration project and Devon Energy Corp., a U.S. oil and natural gas producer, has the remaining 60 percent.